UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One):	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-CEN ☐ Form N-CSR

For Period Ended: June 30, 2023

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

Mesa Air Group, Inc.

Full Name of Registrant

Former Name if Applicable

410 North 44th Street, Suite 700

Address of Principal Executive Office (Street and Number)

Phoenix, Arizona 85008

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
☐	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q,10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach extra Sheets if Needed)

Mesa Air Group, Inc. (the “Company”) is filing this Notification of Late Filing on Form 12b-25 to report that it is unable to file its Quarterly Report on Form 10-Q for the quarter ended June 30, 2023 (the “Quarterly Report”) within the prescribed time period without unreasonable effort or expense. The Company anticipates that it will be able to file the Quarterly Report within the time period prescribed in Rule 12b-25(b)(2)(ii).

The delay is the result of the Company requiring additional time to finalize matters related to the removal and sale of aircraft and associated write-off.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification:

	Torque Zubeck	(602)	685-4000
	(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) been filed? If answer is no, identify report(s). ☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

As reflected in the Company’s earnings release for the quarterly period ended June 30, 2023 issued on August 9, 2023, the Company reported significant decreases in its total operating revenue, operating income (loss) and net income (loss) for the three and nine months ended June 30, 2023 compared to the three and nine months ended June 30, 2022.

Mesa Air Group, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:	August 9, 2023	By	/s/ D. Torque Zubeck
Name: Torque Zubeck
Title: Chief Financial Officer